AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

NUVEEN DIVIDEND ADVANTAGE MUNICIPAL INCOME FUND

(Name of Subject Company)

NUVEEN DIVIDEND ADVANTAGE MUNICIPAL INCOME FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67071L106

(CUSIP Number of Class of Securities)

Kevin J. McCarthy, Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

312-917-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

David P. Glatz

Rita Rubin

K&L Gates LLP

70 W. Madison St.

Suite 3100

Chicago, Illinois 60602

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$47,130,303.00 (a)	$6,070.38 (b)

(a)	The transaction valuation was calculated by multiplying 2,964,170 Common Shares of Nuveen Divided Advantage Municipal Income Fund by $15.90, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on August 11, 2014.
(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,070.38	Filing Party: NUVEEN DIVIDEND ADVANTAGE MUNICIPAL INCOME FUND
Form or Registration No.: Schedule TO	Date Filed: August 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on the Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2014, as amended by Amendment No. 1 to Schedule TO filed with the SEC on September 22, 2014 (as amended hereby, the “Schedule TO”), by Nuveen Dividend Advantage Municipal Income Fund, a diversified, closed-end management investment company organized as a Massachusetts business trust (the “Fund”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase for cash up to 2,964,170 shares of the Fund’s issued and outstanding common shares of beneficial interest, par value $0.01 per share, upon the terms and subject to conditions contained in the Offer to Purchase dated August 18, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase and any amendments or supplements to either or both, constitute the “Offer”), at a purchase price equal to 98% of the Fund’s net asset value per share determined as of September 19, 2014 at the close of ordinary trading on the New York Stock Exchange. Filed herewith as Exhibit (a)(5)(iv) is a copy of the Press Release issued by the Fund on September 26, 2014 announcing the final results of the Offer, and the information contained therein is incorporated herein by reference.

This Amendment No. 2 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(4) of the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 2 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iv)	Press Release dated September 26, 2014.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVEEN DIVIDEND ADVANTAGE MUNICIPAL INCOME FUND

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Chief Administrative Officer

September 26, 2014

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.[2]

(a)(1)(ii)	Letter of Transmittal.[2]

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[2]

(a)(1)(iv)	Letter to Clients and Client Instruction Form.[2]

(a)(1)(v)	Notice of Guaranteed Delivery.[2]

(a)(1)(vi)	Notice of Withdrawal.[2]

(a)(5)(i)	Press Release dated August 8, 2014.[1]

(a)(5)(ii)	Press Release dated August 18, 2014.[2]

(a)(5)(iii)	Press Release dated September 22, 2014.[3]

(a)(5)(iv)	Press Release dated September 26, 2014.*

(d)(1)	Depositary Agreement between the Fund and Computershare Trust Company, N.A.[2]

(d)(2)	Information Agent Agreement between the Fund and Georgeson Inc.[2]

(d)(3)	Investment Management Agreement with Nuveen Fund Advisors, LLC dated November 13, 2007.[2]

(d)(4)	Transfer Agency and Service Agreement with State Street Bank and Trust Company dated as of October 7, 2002, as amended.[2]

(d)(5)	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company, dated February 25, 2005. [2]

*	Filed herewith.
1	Previously filed as an Exhibit to the Schedule TO via EDGAR on August 8, 2014 and incorporated by reference herein.
2	Previously filed as an Exhibit to the Schedule TO via EDGAR on August 18, 2014 and incorporated by reference herein.
3	Previously filed as an Exhibit to the Schedule TO via EDGAR on August 22, 2014 and incorporated by reference herein.

4